

Dope Coffee Company Financial Condition

Dope Coffee Company is a Georgia based Limited Liability Company that has been in existence since March of 2019. Its primary activity involves selling coffee and coffee-based products through our e-commerce platform. Although not yet profitable, Dope Coffee Company is operating and revenue-generating.

To date, most of Dope Coffee Company's revenues have come from e-commerce sales and popup marketing events. These funds are used to continue operating the company as we raise additional capital.

Dope Coffee Company does not own any significant assets other than cash, small scale coffee production equipment and intellectual property.

Dope Coffee Company began raising capital in Mid 2019 via previous offerings (with substantially the same terms).

Dope Coffee Company's current cash balance is approximately $13,864.33

Use of Proceeds

Dope Coffee Company will use the proceeds of this Regulation Crowdfunding Offering to launch a targeted digital media and marketing campaign aimed to build a 2K recurring customer base, in addition to scaling our manufacturing capabilities and logistical efforts for B2C and B2B expansion. Below is a more detailed description of our use of proceeds at each milestone described above.

Milestones Reached:

- Won Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Successfully completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed Black Sheep Accelerator
- Completed 19W Bunker Labs / We Work Veteran In Residence Incubator.
- Established fulfillment center HQ


- Launched Dope Coffee Break due to pandemic
- Press Features: Forbes, Roast Magazine, Voyage Magazine, Grey,

  Revolution of 1 Podcast, BlackHER, Food Network Magazine, Esquire, Allrecipes, Evolve AG, Afro & Knives
- Significant product line updates
- New packaging line - rebranded
- National and local wholesale accounts
- Local Hotel and Cafe wholesale
- Primal Kitchen partnership
- YouTube feature for Black Owned Friday
- 3K+ Black Friday
- 70K 3rd Quarter
- Raised 120K in seed capital in Q2 2020
- 6023 total orders
- 177k in Ecommerce sales
- Launched Retail Shop @ headquarters
- Launched Coffee Bar @ headquarters
- Launched Retail @ Sunset Waterloo
- 8.75% online store conversion rate
- 8k+ social media followers
- 1000+ email list
- 62 recurring orders - $24K annually

Financial Milestones:

First Milestone: $50,000 (minimum target offering amount) When Dope Coffee meets the First Milestone, it plans to use the proceeds for initial supply and inventory purchase + storage, and initiating local delivery and wholesale distributions through acquiring the first Dope Coffee delivery van.

Second Milestone: $150,000 (an additional $100,000 raised) When Dope Coffee reaches the Second Milestone, it plans to use the proceeds for working capital and initiating Marketing and Advertising efforts spearheaded by Dope Coffee Music division and supplemented by an outsourced contract.

Third Milestone: $300,000(an additional $150,000 raised) When Dope Coffee reaches the Third Milestone, it plans to use the proceeds to continue Marketing and Advertising efforts while initiating Sales through an outsourced contract, and accounting for additional operational expenses.

Fourth Milestone: $428,980 (an additional $128,980 raised) When Dope Coffee reaches the Fourth Milestone, it plans to use the proceeds to secure remaining supply and inventory, initiate our pop up retail operations and roasting ops, and fund the company reserve.



In summary, it is imperative to reach our fourth milestone of $428,980 K as we will be able to upgrade our current operations to be more efficient, secure bulk supply and inventory for B2C and B2B expansion, initiate local delivery options for faster service and lowers costs, obtain and execute targeted marketing and advertising campaigns, stand up and build out our sales division with funds to operate, and initiate our pop up retail operations and roasting ops which will further cut costs and keep operations in house, in addition to establishing a visual space for customers to interact. Our goal of 2K recurring customer base is real and our retail operations in the metro-ATL area will help make that happen. We also projection expansion to North Carolina, due to B2C and B2B support and traction. Any additional funds raised will propel the vision of being an American household brand with micro-fulfillment centers embodying the culture and values of Dope Coffee Company through hands-on entertainment and cultural elevation.

Historical cash flows are not indicative of expected cash flows in the future. As an early-stage startup, Dope Coffee has recently begun generating revenue and at this time, revenues are increasing month over month. At this point in the company's lifecycle, we expect significant increases in revenue for the next several years. Our expectation for revenue growth and cash flow increase are based on our analysis of similar coffee brands in our competitive market.

The viability of Dope Coffee Company depends on receiving funds from outside capital. All offering proceeds (and additional funds) will improve both our revenue and cash flow. For example, with the funds raised in this offering, we will devote resources to marketing our product to build our recurring customer base for a consistent revenue stream. Right now all of our sales are from organic content marketing and minimal paid advertising.

This is a "rolling close" offering: Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us and used immediately (but not before) the funds investors have committed are released to us, and such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.